Ad 11/4/2002

02053733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30424

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2001 (MM/DD/YY) AND ENDING July 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Inferential Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Madison Ave., Room 1904
(No. and Street)

New YORK (City) New York (State) 10016 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED OCT 30 2002 OPC VA 313

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scott Gottlieb, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

105 Maxess Road, Suite S124 (Address) Melville, (City) New York 11747 (Zip Code)

PROCESSED NOV 19 2002 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frances D. Insinga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inferential Brokerage Services, Inc., as of July 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frances D. Insinga
Signature

Pres.
Title

Rachel Resto
Notary Public 10/29/02

RACHEL RESTO
Notary Public, State of New York
No. 01RE4801806
Qualified in Bronx County
Commission Expires Nov 30, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INFERENTIAL BROKERAGE SERVICES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL STRUCTURE

JULY 31, 2002

INFERENTIAL BROKERAGE SERVICES, INC.
CONTENTS TO FINANCIAL STATEMENTS
JULY 31, 2002

SCOTT GOTTLIEB
CERTIFIED PUBLIC ACCOUNTANT
105 MAXESS ROAD, SUITE S124
MELVILLE, NEW YORK 11747
(631) 574-4484
FAX (631) 253-0909
EMAIL: SCOTT@GOTTLIEBCPA.COM

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Inferential Brokerage Services, Inc.
New York, New York

I have audited the accompanying statement of financial condition of Inferential Brokerage Services, Inc. as of July 31, 2002 and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inferential Brokerage Services, Inc. as of July 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott Gottlieb, Certified Public Accountant

October 9, 2002
Melville, New York

INFERENTIAL BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2002

ASSETS

Cash and cash equivalents	$ 208,138
Receivables from brokers	40,060
Securities owned at market value	27,571
Prepaid corporate income taxes	345
TOTAL ASSETS	$ 276,114

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 39,600
Deferred revenue	164,241
TOTAL LIABILITIES	203,841
STOCKHOLDER'S EQUITY	
Common stock, authorized 5,000 shares par value $10; issued and outstanding - 100 shares	1,000
Additional paid-in capital	21,000
Retained earnings	50,273
TOTAL STOCKHOLDER'S EQUITY	72,273
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 276,114

The accompanying notes are an integral part of these financial statements

INFERENTIAL BROKERAGE SERVICES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED JULY 31, 2002

REVENUES:	
Commission Income	$ 1,790,732
Interest	10,054
Dividends	9,023
Capital gains	8,222
Other	681
Total Revenue	1,818,712
EXPENSES:	
Salaries- Officer	284,540
Salaries- Other	254,304
Payroll taxes	23,971
Rent	36,000
Management service charges	990,000
Clearance fees	174,215
Regulatory fees	2,333
Employee benefits	1,096
Insurance	2,823
Professional fees	15,210
Office, printing and postage	4,133
Payroll processing fees	938
Miscellaneous	4,466
Total Expenses	1,794,029
INCOME BEFORE PROVISION FOR INCOME TAXES	24,683
PROVISION FOR INCOME TAXES	7,904
NET INCOME	16,779
RETAINED EARNINGS - AUGUST 1, 2001	33,494
RETAINED EARNINGS - JULY 31, 2002	$ 50,273

The accompanying notes are an integral part of these financial statements

INFERENTIAL BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JULY 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
Balances, August 1, 2001	$ 1,000	$ 21,000	$ 33,494	$ 55,494
Net Income			16,779	16,779
Balances, July 31, 2002	$ 1,000	$ 21,000	$ 50,273	$ 72,273

The accompanying notes are an integral part of these financial statements

INFERENTIAL BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 16,779
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Gain on sale of investments	(8,222)
Changes in assets and liabilities:	
Decrease (increase) in:	
Securities owned at market value	(681)
Receivables from brokers	(8,015)
Prepaid corporate income taxes	(344)
Increase (decrease) in:	
Accounts payable	26,600
Deferred revenue	(53,071)
Corporate income taxes payable	(985)
Total adjustments	(44,718)
NET CASH USED IN OPERATING ACTIVITIES	(27,939)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of investments	1,374,501
Purchase of investments	(1,366,279)
NET CASH PROVIDED BY INVESTING ACTIVITIES	8,222
DECREASE IN CASH AND CASH EQUIVALENTS	(19,717)
CASH AND CASH EQUIVALENTS - AUGUST 1, 2001	227,855
CASH AND CASH EQUIVALENTS - JULY 31, 2002	$ 208,138
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income taxes	$ 5,319

The accompanying notes are an integral part of these financial statements

Note 1 – Nature of Business and Significant Accounting Policies

Inferential Brokerage Services, Inc. (the Company), is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The company also collects commissions, research and consulting fees from other broker-dealers based on third party billing.

a. Revenue Recognition

Securities transactions (and the related commission, revenue and expense) are recorded on a settlement date basis, generally the fifth business day following the transaction date. No material differences existed between trade and settlement date.

b. Income Taxes

The Company adopted Statement of Financial Accounting Standards (SFAS) 109 "Accounting for Income Taxes". The cumulative effect of adopting SFAS 109 on prior year's retained earnings was not significant.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred taxes represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of July 31, 2002, no adjustment has been made for deferred taxes. The effect on the financial statements is immaterial.

c. Credit Concentration

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and receivables from customers. The Company places its cash and cash equivalents with high credit quality institutions insured by the FDIC and/or the SIPC. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that the credit risk exposure to its receivables is limited

d. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

e. Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Management does not believe that actual results will differ materially from these estimates.

Note 2 – Income Taxes

The Company's income tax provision for July 31, 2002 consists of the following:

Current	Tax Expense
Federal	$ 1,478
State & City	6,426
Total Tax Expense	$ 7,904

Note 3 – Net Capital Requirements

The capital ratio, as independently computed by our auditors, was 293.4% versus an allowable maximum of 1500% under the rules of the Securities and Exchange Commission. The Company's net capital as computed was $69,482 leaving capital in excess of requirements in the amount of $64,482.

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule that may require increased minimum net capital for certain brokers and dealers in securities. The amendments provide that increased minimum net capital requirements to be

phased-in over a period of time for those brokers and dealers so affected. The Company is an introducing broker on a fully disclosed basis that does not receive, directly or indirectly, securities, or owe to customers. In accordance with the new minimum net capital requirements, the Company's requirement for minimum net capital remains at $5,000.

Note 4 - Related Party Transactions

Management and research services, including but not limited to rental of office space and utilities, are provided by an affiliate of the Company. For the year ended July 31, 2002, the management service fee was $990,000. The Company also pays rent to the affiliate on a month to month basis. For the year ended July 31, 2002 the total rent paid was $36,000.

Note 5 - Financial Instruments With Off-Balance-Sheet Credit Risk

As a securities broker, the Corporation is engaged in buying and selling securities for a diverse group of institutions and individual investors. The Corporation's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Corporation introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Corporation's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Corporation and the Corporation's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Corporation and its clearing broker provides that the Corporation is obligated to assume any exposure related to such non-performance by its customers. The Corporation seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Corporation monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition, as at July 31, 2002, pursuant to S.E.C. Rule 17a-5, is available for inspection at the Company's office and at the regional office of the Securities and Exchange Commission.

SCOTT GOTTLIEB
CERTIFIED PUBLIC ACCOUNTANT
105 MAXESS ROAD, SUITE S124
MELVILLE, NEW YORK 11747
(631) 574-4484
FAX (631) 253-0909
EMAIL: SCOTT@GOTTLIEBCPA.COM

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Inferential Brokerage Services, Inc.
New York, New York

I have audited the accompanying financial statements of Inferential Brokerage Services, Inc. as of and for the year ended July 31, 2002 and have issued my report thereon dated October 9, 2002. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott Gottlieb, Certified Public Accountant

October 9, 2002
Melville, New York

INFERENTIAL BROKERAGE SERVICES, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3 - 1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED JULY 31, 2002

SCHEDULE 1

NET CAPITAL		
Total Stockholder's Equity	$	72,273
Deductions and/or charges Non-Allowable Assets		845
Net Capital before haircuts on securities		71,428
Haircuts on securities	(	1,946)
NET CAPITAL	$	69,482
AGGREGATE INDEBTEDNESS	$	203,841
MINIMUM CAPITAL REQUIREMENTS	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM CAPITAL	$	64,482
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		293.4%

See independent Auditor's report on supplemental information
and accompanying notes to the financial statements

INFERENTIAL BROKERAGE SERVICES, INC.
SCHEDULE 1 (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17a-5 as of July 31, 2002)

Net Capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$	59,482
Audit adjustments		10,000
NET CAPITAL	$	69,482

See Independent Auditors' report on supplemental information and accompanying notes to the financial statements

SCOTT GOTTLIEB
CERTIFIED PUBLIC ACCOUNTANT
105 MAXESS ROAD, SUITE S124
MELVILLE, NEW YORK 11747
(631) 574-4484
FAX (631) 253-0909
EMAIL: SCOTT@GOTTLIEBCPA.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Inferential Brokerage Services, Inc.
New York, New York

In planning and performing my audit of the financial statements of Inferential Brokerage Services, Inc. for the year ended July 31, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a), (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization

and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Inferential Brokerage Services, Inc. for the year ended July 31, 2002 and this report does not effect our report thereon dated Ocotber 9, 2002.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at July 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Scott Gottlieb Certified Public Accountant

October 9, 2002
Melville, New York

I, Frances D. Insinga, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the firm of Inferential Brokerage Services, Inc. of July 31, 2002, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Frances D. Insinga

Frances D. Insinga

Pres

Title

RACHEL RESTO
Notary Public, State of New York
No. 01RE4801806
Qualified in Bronx County
Commission Expires Nov 30, 20 05

Rachel Resto

Notary Public 10/29/02